SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2017
Commission File Number 0-28800
______________________
DRDGOLD Limited
Off Crownwood Road
Crown Mines
South Africa, 2092
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2017, incorporated by reference herein:
Exhibit
99.1
Release dated February 15 2017, entitled “OPERATING AND FINANCIAL RESULTS
FOR THE PERIOD ENDED 31 DECEMBER 2016.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 15, 2017 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

REVIEW OF OPERATIONS
Six months
to
31 Dec 2016
Six months
to
31 Dec 2015
%
change
(1)
Gold production
kg
2 100
2 253 (7)
oz
67 508
72 436 (7)
Gold sold
kg
2 077
2 298 (10)
oz
66 768
73 882 (10)
Cash operating costs
R per kg
490 531
429 271 14
US$ per oz
1 096
982 12
All-in sustaining costs
R per kg
531 948
481 878 10
US$ per oz
1 184
1 104 7
Average gold price received
R per kg
572 443
491 993 16
US$ per oz
1 273
1 123 13
Operating proﬁt
R million
172.6
165.9 4
Operating margin
%
14.5
14.7 (1)
All-in sustaining costs margin %
6.0
4.0
(2)
52
Headline (loss)/earnings
R million
(10.2)
10.9 (194)
SA cents per
share (cps)
(2.4)
2.6 (192)
(1)
% Change is rounded to the nearest percent and is based on the rounded amounts as presented, which are rounded to the nearest hundred thousand Rand.
(2)
Restated. The report to shareholders for the six months ended 31 December 2015 presented
2.1% calculated on per unit costs and revenues. Subsequently, the all-in sustaining costs margin is calculated based on absolute amounts presented in the segment report.
Issued capital
431 429 767 ordinary no par value shares (30 June 2016: 431 429 767)
9 361 071 treasury shares held within the Group (30 June 2016: 9 361 071)
5 000 000 cumulative preference shares (30 June 2016: 5 000 000)
431 429 767 total ordinary no par value shares issued and committed
(30 June 2016: 431 463 842)
Stock traded
JSE
NYSE
(3)
Price
Intra-day high
R12.62 $0.910
Intra-day low R5.25 $0.370
Close R7.41 $0.529
(3)
This data represents per share data and not American Depository Receipt (ADR) data –
one ADR reﬂects ten ordinary shares.
OPERATING AND FINANCIAL RESULTS
for the six months ended 31 December 2016
Increase in Mineral
Reserves from
1.8Moz to
3.0Moz
Operating proﬁt
up 4% to
R172.6 million
All-in sustaining
costs margin
increased to
6.0%
Headline loss
(2.4)cps
Free cash outﬂow
(R9.7 million)
by dry conditions and low water qualities until late November, and then by ﬂash ﬂoods from December onwards. On the whole conditions were less than ideal and most of our efforts went into limiting stoppage time and restoring and maintaining equilibrium in our reduction plant.
On the upside we are pleased to be approaching the end of the West Rand clean-up and that we managed to do this without excessively dipping into our cash balance, considering also the fact that our working capital balance increased by R70.5 million. The new 4L2 reclamation site, which has been ready and waiting for the last seven months, has now been commissioned and is being sequentially introduced into the system in proportion to the reduction of remaining West Rand materials. The new integrated water circuit will be completed in the third quarter. The new 4L37 reclamation site is in the process of being commissioned to stabilise reclamation volumes delivered to the Ergo plant.
We are pleased to have achieved a 66.6% addition of reserve, which implies a very substantial increase of mining over time, bringing us closer to our stated objective to mine as much of our 11.7Moz resource as we can.
Allow me also to extend a word of congratulations to Thembinkosi Manyeruke, who matriculated with a score of 100% in both mathematics and science. Hopefully, the extra classes Ergo offers to his high school in Tsakane (one of seven high schools where these classes are offered) contributed in some small measure to his success.
I now turn to the detailed ﬁnancial and production report.
Financial review
Revenue rose by 5% to R1 188.8 million due to a 16% increase in the average Rand gold price received to R572 443/kg which countered the 10% decrease in gold sold. Total operating costs were 6% higher at R1 047.6 million; after accounting for these, operating proﬁt was 4% higher at R172.6 million.
The operating margin remained stable at 14.5%, the 14% increase in cash operating cost per kilogram countered by the 16% increase in the Rand gold price received per kilogram.
The all-in sustaining costs (“AISC”) margin, however, was higher at 6.0%, the 16% increase in the Rand gold price received being markedly higher than the 10% increase in AISC per kg.
A headline loss of R10.2 million (2.4 South African cents) was recorded compared with headline earnings of R10.9 million (2.6 South African cents). This was due mainly to the commencement of the ﬁnal clean-up and closure of various Crown sites causing accelerated depreciation and retrenchment costs of R18 million each.
Operational review
Gold production was 7% lower at 2 100kg, reﬂecting a 2% decline in throughput to
12 632 000t and a 6% decline in yield to 0.166g/t for the reasons discussed in the introduction to this letter. Gold sold was 10% lower at 2 077kg.
Cash operating unit costs increased by 14% to R490 531/kg due mainly to a 7% decrease in gold production but was compounded by an average increase in wages of 8.5%, as well as increases in electricity and water in excess of 9% and 14% respectively. Total cash operating costs were R1 030.1 million (R967.1 million)
All-in sustaining unit costs rose by 10% to R531 948/kg, with a 48% decrease in sustaining capital expenditure to R31.6 million, which was mostly directed towards the
4L37 reclamation site.
Two new reclamation sites have been commissioned in recent weeks. Reclaimed slimes from 4L2 – which contains some 11.9Mt at 0.30g/t – will report to the City Deep plant at a rate of 300 000tpm and then to the Ergo plant for gold extraction.
Reclaimed slimes from 4L37 – which contains 7.2Mt at 0.28g/t – will report directly to the
Ergo plant at a rate of 300 000tpm for gold extraction for a period of 24 months.
Two other slimes dams – 4L50, containing 20.3Mt at 0.26g/t and 7L15, containing 17.1Mt at 0.26g/t – are being assessed currently in order to decide which should be prioritised for reclamation.
These new reclamation sites, together with the phasing out of the West Rand, are expected to enhance consistency in volume delivery and will obviously also come in at a much lower unit cost to reclaim than the West Rand clean-up sites.
Reserve conversion
DRDGOLD is pleased to announce its revised Mineral Resources and Mineral Reserves statement dated 31 December 2016, disclosing a 52.6% increase in Measured Mineral
Resources and a 66.6% increase in Mineral Reserves from those previously reported as at 30 June 2016.
Measured Mineral Resources increased from 161.9Mt@0.29g/t to 261.5Mt@0.28g/t and
Mineral Reserves from 170.9Mt@ 0.33g/t to 312.6Mt@0.30g/t.
This results in a 66.6% increase in Gold in Reserves from 1.8Moz to 3Moz and a ﬁve-year extension to the operating life of Ergo.
DEAR SHAREHOLDER
SIX MONTHS ENDED 31 DECEMBER 2016 VS SIX MONTHS
ENDED 31 DECEMBER 2015
Our primary aim is to generate a ﬁnancial yield and to preserve and grow ﬁnancial capital.
In order to do so sustainably the demands of social and natural capital require equal attention and may, at times, take priority over ﬁnancial capital, if only to reposition the business for its ‘next phase’.
The last few months were a period during which we chose to devote capital and resources to natural capital, to ﬁrst clean up and restore two reclamation sites in the Roodepoort and Johannesburg South areas, before moving on to the commissioning of two new reclamation sites in the central Witwatersrand and to the east. The Johannesburg South site, referred to as ‘C-slime’, had just been completed as I was writing this report. It was the more expensive one of the sites, since it required signiﬁcant mechanical movement of materials in order for it to be introduced into the production feed system.
The second site, CMR, provided better grade and less mechanical movement of material, but remained signiﬁcantly more expensive to mine per unit than the remainder of our reclamation portfolio. It will be done by the end of March.
The effect of the higher unit costs, as well as the consequences of mining materials at varying rates, densities and gold content are reﬂected in both the unit costs and lower recoveries which I refer to in the synopsis below. These dynamics were ampliﬁed ﬁrst
KEY FEATURES
DRDGOLD Limited
(Incorporated in the Republic of South Africa) Registration No.1895/000926/06
JSE share code: DRD NYSE trading symbol: DRD
ISIN: ZAE 000058723
(“DRDGOLD” or “the Company” or “the Group”)
Market capitalisation
As at 31 December 2016
(Rm)      3 196.9
As at 31 December 2016     (US$m)   228.2
As at 30 June 2016 (Rm)      3 680.1
As at 30 June 2016 (US$m)   254.5
SHAREHOLDER INFORMATION

The revised Mineral Resources and Mineral Reserves statement ﬂows from a drilling programme and pre-feasibility study begun in September 2016, aimed at re-evaluating
DRDGOLD’s surface gold tailings.
Tailings dumps and dams on the East Rand, to the east of the company’s Ergo plant –
speciﬁcally 7L15, Rooikraal and Grootvlei (6L16/6L17 and 6L17A) – were a particular focus, the intention being to add these to the mineral reserve base.
Sustainable development
The construction of the Central Water Facility on the footprint of the ERPM high density separation water treatment plant at a cost to date of R9.3 million will provide the two days’ water storage required for the City and Knights operations. The facility will be commissioned by the end of March 2017.
Our total environmental expenditure for the six months was R26.1 million. This was attributable largely to our ongoing vegetation programme to clad and vegetate approximately 10ha on the Brakpan/Withok Tailings Storage Facility, 5ha on the
Daggafontein Tailings Storage Facility and 10ha on the Crown Tailings Complex.
Dust exceedances were very low despite the dry conditions until November and only four exceedances were recorded out of a total of 588 measurements (0.7%).
Approval was obtained from the National Nuclear Regulator and the Gauteng Department
for Agriculture and Rural Development for the redevelopment of the cleared 4L8 site, post rehabilitation. Approximately 90ha of prime land are available.
Appointment of Non-executive Director
Mrs Toko Victoria Buyiswa Nomalanga Mnyango was appointed an Independent
Non-executive Director of the Company with effect from 1 December 2016.
Mrs Mnyango is Chief Executive Ofﬁcer of Vitom Technologies (Pty) Ltd and Vitom Brands
Communication (Pty) Ltd.
Niël Pretorius
Chief Executive Ofﬁcer
15 February 2017
CONDENSED CONSOLIDATED INTERIM
Statement of Proﬁt or Loss and Other Comprehensive Income
Notes
Six months
to
31 Dec 2016
Rm
Unaudited
Six months
to
31 Dec 2015
Rm
Unaudited
Revenue
1 188.8
1 130.6
Cost of sales
(1 153.9)
(1 066.6)
Operating costs
(1 047.6)
(984.3)
Depreciation 2
(101.9)
(83.8)
Retrenchment costs 2
(18.3)
–
Movement in provision for environmental
rehabilitation
–
(0.9)
Movement in gold in process
13.9
2.4
Gross proﬁt from operating activities
34.9
64.0
Administration expenses and general costs 2
(32.6)
(29.3)
Results from operating activities
2.3
34.7
Finance income
19.9
16.1
Finance expenses
(22.5)
(23.7)
(Loss)/proﬁt before tax
(0.3)
27.1
Income tax
3.0
(9.0)
Proﬁt for the period
2.7
18.1
Attributable to:
Equity owners of the parent
2.7
18.1
Proﬁt for the period
2.7
18.1
Other comprehensive income
Items that are or may be reclassiﬁed to proﬁt
or loss, net of tax
Fair value adjustment of available-for-sale
investments
3.0
8.4
Total comprehensive income for the period
5.7
26.5
Attributable to:
Equity owners of the parent
5.7
26.5
Total comprehensive income for the period
5.7
26.5
Earnings per share
(1)
3
0.6
4.3
Diluted earnings per share
(1)
3
0.6
4.3
(1)
All per share ﬁnancial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which is rounded to the nearest hundred thousand Rand.
CONDENSED CONSOLIDATED INTERIM
Statement of changes in equity
Six months
to
31 Dec 2016
Rm
Unaudited
Six months
to
31 Dec 2015
Rm
Unaudited
Balance at the beginning of the period
1 339.6
1 529.9
Total comprehensive income
Proﬁt for the period attributable to owners of the parent
2.7
18.1
Other comprehensive income
Fair-value adjustment on available-for-sale investments
3.0
8.4
Transactions with the owners of the parent
Dividends paid to owners of the parent
(50.6)
(42.2)
Treasury shares acquired
–
(6.5)
Balance as at the end of the period
1 294.7
1 507.7
The accompanying notes are an integral part of these condensed consolidated interim
ﬁnancial statements.
These condensed consolidated interim ﬁnancial statements for the period ended
31 December 2016 have been prepared under the supervision of DRDGOLD’s Chief
Financial Ofﬁcer, Mr AJ Davel CA(SA). The condensed consolidated interim ﬁnancial statements were authorised for issue by the directors on 10 February 2017.
CONDENSED CONSOLIDATED INTERIM
Statement of ﬁnancial position
Notes
As at
31 Dec 2016
Rm
Unaudited
As at
30 Jun 2016
Rm
Audited
As at
31 Dec 2015
Rm
Unaudited
Assets
Non-current assets
1 786.3
1 818.4 1 876.0
Property, plant and equipment
1 560.2
1 600.5 1 665.3
Non-current investments and
other assets
221.4
211.1 210.1
Deferred tax asset
4.7
6.8 0.6
Current assets
579.7
600.7 584.4
Inventories
186.7
160.7 173.5
Trade and other receivables
92.2
66.5 135.8
Current tax asset
0.2
6.7 11.7
Cash and cash equivalents 4
290.3
351.8 253.8
Assets held for sale 5
10.3
15.0 9.6
Total assets
2 366.0
2 419.1 2 460.4
Equity and Liabilities
Equity
1 294.7
1 339.6 1 507.7
Non-current liabilities
773.5
766.0 682.9
Provision for environmental
rehabilitation
527.7
522.9 499.0
Post-retirement and other
employee beneﬁts
2
41.7
31.6 10.4
Deferred tax liability
188.8
194.7 155.5
Finance lease obligation
15.3
16.8 18.0
Current liabilities
297.8
313.5 269.8
Trade and other payables
270.5
288.9 247.8
Tax payable
5.2
– –
Post-retirement and other
employee beneﬁts
2
3.1
6.6 1.7
Finance lease obligation
2.8
2.4 2.2
Liabilities held for sale 5
16.2
15.6 18.1
Total liabilities
1 071.3
1 079.5 952.7
Total equity and liabilities
2 366.0
2 419.1 2 460.4

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
1. BASIS OF PREPARATION
The condensed consolidated interim ﬁnancial statement are prepared in accordance with the JSE Limited Listings Requirements (Listings Requirements) and the requirements of the Companies Act No. 71 of 2008 of South Africa. The Listings Requirements require that interim reports be prepared in accordance with and containing the information required by IAS 34: Interim Financial Reporting, as well as the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements
as issued by the Financial Reporting Standards Council. The accounting policies applied in the preparation of the condensed consolidated interim ﬁnancial statements are in terms of International Financial Reporting Standards (IFRS) and are consistent with those applied in the previous consolidated annual ﬁnancial statements.
These condensed consolidated interim ﬁnancial statements of DRDGOLD for the six months ended 31 December 2016 have not been reviewed by an independent auditor.
Six months
to
31 Dec 2016
Rm
Unaudited
Six months
to
31 Dec 2015
Rm
Unaudited
2. RESULTS FROM OPERATING ACTIVITIES includes:
A. Depreciation
Depreciation expense increased mainly due to the
commencement of ﬁnal clean-up and closure of a
number of Crown sites. The depreciation of the carrying
value of these assets has therefore been accelerated.
101.9
83.8
B. Retrenchment cost
The commencement of the ﬁnal clean-up and closure
of the Crown sites described above also resulted in
retrenchment costs of R18.3 million.
18.3
–
Six months
to
31 Dec 2016
Rm
Unaudited
Six months
to
31 Dec 2015
Rm
Unaudited
C. New long term incentive scheme (LTI)
Post-retirement and other employee beneﬁts as well
as the share based payment expense consists mainly
of the grant made in November 2015 under the new
cash settled LTI scheme. The increase is due to the
November 2015 grant being expensed for six months
during the current reporting period compared to
two months in the comparative period and was also
inﬂuenced by the increase in the DRDGOLD share price
to R7.41 at reporting date.
16.1
4.0
3. EARNINGS PER SHARE
Reconciliation of headline (loss)/earnings
Proﬁt for the period attributable to equity owners
of the parent
2.7
18.1
Adjusted for:
– Proﬁt on disposal of property, plant and equipment
(12.9)
(9.0)
– Income tax thereon
–
1.8
Headline (loss)/earnings
(10.2)
10.9
Weighted average number of ordinary shares in issue
adjusted for treasury shares:
422 068 696
423 455 750
Diluted weighted average number of ordinary shares
adjusted for treasury shares:
(1)
422 068 696
423 455 750
Earnings per share
(2)
0.6
4.3
Diluted earnings per share
(2)
0.6
4.3
Headline (loss)/earnings per share
(2)
(2.4)
2.6
Diluted headline (loss)/earnings per share
(2)
(2.4)
2.6
(1)
At 31 December 2016, no staff options remain outstanding. At 31 December 2015,
0.8 million options were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.
(2)
All per share ﬁnancial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented which is rounded to the nearest hundred thousand Rand.
4. CASH AND CASH EQUIVALENTS
Included in cash and cash equivalents is restricted cash of:
31 Dec 2016
Rm
Unaudited
30 Jun 2016
Rm
Audited
– Cash held in escrow relating to the electricity dispute
with Ekurhuleni Metropolitan Municipality
71.0
47.7
– Guarantees
15.6
15.2
– Cash held on behalf of the DRDSA Empowerment Trust
6.1
4.8
– Unclaimed dividends
0.5
0.2
93.2
67.9
5. ASSETS AND LIABILITIES HELD FOR SALE
All regulatory approvals required for the disposal of certain underground mining and prospecting rights held by East Rand Proprietary Mines (ERPM) have now been obtained, with the exception of the approval required under Section 11 of the Mineral and
Petroleum Resource Development Act (Section 11 Approval). Management has provided all the required information timeously and remains conﬁdent that this last outstanding regulatory approval will be obtained in due course.
DRDGOLD received a request from the purchaser to restructure the payment terms following the lapse in time awaiting Section 11 Approval.
6. SILICOSIS
In January 2013, DRDGOLD Limited, ERPM (the DRDGOLD respondents) and 23 other mining companies (the Other Mining Companies) were served with a court application for a class action by alleged former mineworkers and dependants of deceased mineworkers. In the pending application, the applicants allege that the Other Mining Companies and the
DRDGOLD Respondents conducted underground mining operations in a negligent manner that caused occupational lung diseases.
On 17 January 2017, the DRDGOLD Respondents and the Other Mining Companies ﬁled an
appeal against the judgement handed down by the South Gauteng High Court, Johannesburg
(Court) on 13 May 2016, in which judgement the Court ordered the certiﬁcation of a single class action comprising two separate and distinct classes – a silicosis class and a tuberculosis class.
7. FAIR VALUES
The carrying values of ﬁnancial instruments approximate their fair values.
8. SUBSEQUENT EVENTS
There were no subsequent events between the reporting date of 31 December 2016 and the date of issue of these condensed consolidated interim ﬁnancial statements.
9. OPERATING SEGMENTS
The following summary describes the operations in the group’s reportable operating segment:
– Ergo is a surface retreatment operation and treats old slime and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldﬁelds. The operation comprises four plants. Ergo and Knights continue to operate as metallurgical plants and Crown and City Deep continue as pump/milling stations feeding the metallurgical plants.
Corporate ofﬁce and other reconciling items are taken into consideration in the strategic decision-making process of the chief operating decision maker (CODM) and are therefore included in the disclosure here, even though they do not earn revenue. They do not represent a separate segment.
The Group’s revenue stream consists of the sale of gold bullion.
CONDENSED CONSOLIDATED INTERIM
Statement of cash ﬂows
Notes
Six months
to
31 Dec 2016
Rm
Unaudited
Six months
to
31 Dec 2015
Rm
Unaudited
Net cash inﬂow from operating activities
39.2
68.7
Cash generated by operations
17.7
61.5
Interest received
12.3
9.6
Interest paid
(1.8)
(2.8)
Tax refunded
11.0
0.4
Net cash outﬂow from investing activities
(48.9)
(67.1)
Additions to property, plant and equipment
(61.6)
(60.3)
Proceeds on disposal of property, plant and
equipment
17.9
–
Environmental rehabilitation payments
(10.2)
(6.1)
Other
5.0
(0.7)
Net cash outﬂow from ﬁnancing activities
(51.8)
(72.2)
Loans and other borrowings
(1.2)
(23.5)
Treasury shares acquired
–
(6.5)
Dividends paid to owners of the parent
(50.6)
(42.2)
Decrease in cash and cash equivalents
(61.5)
(70.6)
Opening cash and cash equivalents
351.8
324.4
Closing cash and cash equivalents
290.3
253.8
Reconciliation of cash generated by operations
(Loss)/proﬁt before tax
(0.3)
27.1
Adjusted for:
Depreciation
2
101.9
83.8
Movement in gold in process
(13.9)
(2.4)
Movement in provision for environmental
rehabilitation
–
0.9
Proﬁt on disposal of property, plant and
equipment
(12.9)
(9.0)
Share-based payment expense 2
16.1
4.0
Environmental rehabilitation payments
(5.0)
–
Finance income
(19.9)
(16.1)
Finance expenses
22.5
23.7
Other non-cash items
(0.3)
–
Working capital changes
(70.5)
(50.5)
Change in trade and other receivables
(33.5)
(34.1)
Change in inventories
(12.1)
(2.4)
Change in trade and other payables
(24.9)
(14.0)
Cash generated by operations
17.7
61.5
The accompanying notes are an integral part of the condensed consolidated interim
ﬁnancial statements.

Six months to 31 Dec 2016
Six months to 31 Dec 2015
Unaudited
Unaudited
Ergo
Corporate
ofﬁce and other
reconciling items
Total
Ergo
Corporate
ofﬁce and other
reconciling items Total
Rm
Rm
Rm
Rm Rm Rm
Revenue
1 188.8
–
1 188.8
1 130.6 – 1 130.6
Cash operating costs
(1 030.1)
–
(1 030.1)
(967.1) – (967.1)
Movement in gold in process
13.9
–
13.9
2.4 – 2.4
Operating proﬁt
172.6
–
172.6
165.9 – 165.9
Administration expenses and general costs
(14.7)
(32.5)
(47.2)
(2.4) (36.2) (38.6)
Finance income
2.9
9.3
12.2
0.8 8.2 9.0
Finance expenses
(1.5)
(0.4)
(1.9)
(2.1) – (2.1)
Retrenchment costs
(18.3)
–
(18.3)
– – –
Income tax
(1)
(0.8)
–
(0.8)
(0.6) – (0.6)
Working proﬁt before capital expenditure
140.2
(23.6)
116.6
161.6 (28.0) 133.6
Additions to property, plant and equipment
(61.4)
(0.2)
(61.6)
(60.5) – (60.5)
Additions to listed investments
–
–
–
– (1.3) (1.3)

Working proﬁt after capital expenditure and additions
78.8
(23.8)
55.0
101.1 (29.3) 71.8
(1)
Income tax excludes deferred tax.
Reconciliation of proﬁt for the period
Working proﬁt before capital expenditure
140.2
(23.6)
116.6
161.6 (28.0) 133.6
– Depreciation
(101.8)
(0.1)
(101.9)
(83.8) – (83.8)
– Movement in provision for environmental rehabilitation
–
–
–
(1.1) 0.2 (0.9)
– Growth in environmental rehabilitation trust funds and
reimbursive right
5.2
2.5
7.7
5.0 2.1 7.1
– Proﬁt on disposal of property, plant and equipment
0.1
12.8
12.9
9.0 – 9.0
– Unwinding of provision for environmental rehabilitation
(20.1)
(0.6)
(20.7)
(20.7) (0.8) (21.5)
– Ongoing rehabilitation expenditure
(10.8)
–
(10.8)
(11.6) (0.4) (12.0)
– Other operating (costs)/income including care and
maintenance costs
(6.6)
1.7
(4.9)
0.6 (5.7) (5.1)
– Deferred tax
5.9
(2.1)
3.8
(7.7) (0.6) (8.3)
Proﬁt for the period
12.1
(9.4)
2.7
51.3 (33.2) 18.1
Reconciliation of all-in sustaining costs
Cash operating costs
(1 030.1)
(967.1)
Movement in gold in process
13.9
2.4
Administration expenses and general costs
(47.2)
(38.6)
Other operating (costs)/income excluding care and
maintenance costs
(1.4)
0.5
Movement in provision for environmental rehabilitation
–
(0.9)
Unwinding of provision for environmental rehabilitation
(20.7)
(21.5)
Capital expenditure (sustaining)
(31.6)
(60.5)
All-in sustaining costs
(1 117.1)
(1 085.7)
Retrenchment costs
(18.3)
–
Care and maintenance costs
(3.5)
(5.7)
Ongoing rehabilitation expenditure
(10.8)
(12.0)
Capital expenditure (non-sustaining)
(30.0)
–
Capital recoupment
5.0
–
All-in costs
(1 174.7)
(1 103.4)
Operational performance
Ore milled
Metric (000't)
12 632
12 835
Imperial (000't)
13 924
14 148
Yield
Metric (g/t)
0.166
0.176
Imperial (oz/t)
0.005
0.005
Gold produced
Metric (kg)
2 100
2 253
Imperial (oz)
67 508
72 436
Cash operating costs
(R/t)
82
75
(US$/t)
5
5
Cash operating costs R per kg
490 531
429 271
Cash operating costs US$ per oz
1 096
982
All-in sustaining costs* R per kg
531 948
481 878
All-in sustaining costs* US$ per oz
1 184
1 104
All-in cost * R per kg
559 353
489 766
All-in cost * US$ per oz
1 245
1 122
* Cost deﬁnitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
There has been no material change to the technical information relating to, inter alia, the Group’s reserves and resources, legal title to its mining and prospecting rights and legal proceedings relating to its mining and exploration activities as disclosed in the announcement published on SENS on 2 February 2017. Investors are advised to read said announcement with the Company’s annual reports for the year ending 30 June 2016.
RESULTS
The condensed consolidated interim ﬁnancial statements of DRDGOLD for the six months ended 31 December 2016 are available on the DRDGOLD website as well as at the Company’s
Registered Ofﬁce.
FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2016, which we ﬁled with the United States Securities and
Exchange Commission on 31 October 2016 on Form 20-F. You should not place undue reliance on these forward-
looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report has not been reviewed and reported on by DRDGOLD’s auditors.
DIRECTORS (*British)(**American)
Executives:
DJ Pretorius (Chief Executive Ofﬁcer)
AJ Davel (Chief Financial Ofﬁcer)
Independent non-executives:
GC Campbell* (Non-Executive Chairman)
EA Jeneker
J Turk **
JA Holtzhausen
TVBN Mnyango
(Appointed 1 December 2016)
Company Secretary:
R Masemene
Sponsor
One Capital
FOR FURTHER
INFORMATION CONTACT
NIËL PRETORIUS:
Tel: (+27) (0) 11 470 2600
Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com
Off Crownwood Road,
Crown Mines, 2092
PO Box 390, Maraisburg, 1700,
South Africa